UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Cumulus Media Inc.

(Name of Issuer)

Class A Common Stock, $0.0000001 par value per share

(Title of Class of Securities)

231082801

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231082801

1	NAMES OF REPORTING PERSONS Seaport Global Asset Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,044,481
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,044,481
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,044,481
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

Item 1(a).	Name of Issuer:

Cumulus Media Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

780 Johnson Ferry Road NE, Suite 500

Atlanta, GA 30342

Item 2(a).	Names of Persons Filing:

Seaport Global Asset Management LLC (“Seaport”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

360 Madison Avenue, 23rd Floor

New York, NY 10017

Item 2(c).	Citizenship:

Seaport – New York, United States of America

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0000001 par value per share (the “Class A Common Stock”)

Item 2(e).	CUSIP Number:

231082801

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.***

As of December 31, 2023, Seaport beneficially owned 1,044,481 shares of Class A Common Stock, which is 6.4% of the Issuer’s outstanding Class A Common Stock. The percentage herein is calculated based upon 16,196,129 shares of Class A Common Stock issued and outstanding as of October 20, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on October 27, 2023.

(a)	Amount Beneficially Owned

Seaport Global Asset Management LLC – 1,044,481 shares

(b)	Percent of Class

Seaport Global Asset Management LLC – 6.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Seaport Global Asset Management LLC – 1,044,481 shares

(ii)	shared power to vote or to direct the vote

Seaport Global Asset Management LLC – 0 shares

(iii)	sole power to dispose or to direct the disposition of

Seaport Global Asset Management LLC – 1,044,481 shares

(iv)	shared power to dispose or to direct the disposition of

Seaport Global Asset Management LLC - 0 shares

***	Shares reported herein represent shares held by investment advisory clients of and trusts managed by of Seaport Global Asset Management LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 29, 2024

SEAPORT GLOBAL ASSET MANAGEMENT LLC

By:	/s/ Salvatore Bonomo
	Name:	Salvatore Bonomo
	Title:	Authorized Signatory